Denim.LA, Inc.

Audited Financial Statements
December 31, 2019 and 2018

DENIM.LA, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Denim.LA, Inc.
Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Denim.LA, Inc. (the "Company") as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's net losses from inception, negative cash flow from operations, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*

We have served as the Company's auditor since 2018

Newport Beach, California
May 1, 2019

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,469	$ 584,481
Inventory	1,061,969	1,208,642
Deferred offering costs	-	101,762
Prepaid expenses	63,516	178,414
Total Current Assets	1,165,954	2,073,299
Non-Current Assets:		
Property, equipment, and software, net	72,593	113,630
Deposits	43,510	58,000
Total Non-Current Assets	116,103	171,630
TOTAL ASSETS	$ 1,282,057	$ 2,244,929

See accompanying notes to financial statements

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018

		2019		2018
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Liabilities:				
Current Liabilities:				
Accounts payable	$	1,959,470	$	987,554
Accrued expenses and other liabilities		771,630		518,933
Deferred revenue		15,231		274,959
Due to related parties		496,396		415,380
Convertible note		799,280		-
Venture debt, net of discount of $299,767 and $225,720		4,382,549		3,774,280
Total Current Liabilities		8,424,556		5,971,106
Long-Term Liabilities:				
		-		-
Total Liabilities		8,424,556		5,971,106
Commitments and contingencies (Note 10)				
Stockholders' Deficit:				
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $5,592,920 and $5,592,920 as of December 31, 2019 and 2018, respectively.		2,071		2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,650,903 and 5,650,903 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $2,712,433 and $2,712,433 as of December 31, 2019 and 2018, respectively.		-		565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 and 5,932,742 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $2,966,371 and $2,966,371 as of December 31, 2019 and 2018, respectively.		-		593
Series A-3 convertible preferred stock, $0.0001 par, 18,867,925 shares authorized, 8,223,036 and 3,447,608 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $1,827,232 and $1,827,232 as of December 31, 2019 and 2018, respectively.		-		345
Series CF convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 124,204 and 124,204 shares issued and outstanding at December 31, 2019 and 2018, respectively. Convertible into one share of common stock. Liquidation preference of $64,586 and $64,586 as of December 31, 2019 and 2018, respectively.		-		12
Undesignated preferred stock, $0.0001 par, 936,144 and 936,144 shares authorized, 0 and 0 issued and outstanding as of December 31, 2019 and 2018, respectively.		-		-
Common Stock, $0.0001 par, 110,000,000 and 110,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding, 10,377,615 and 10,377,615 vested as of December 31, 2019 and 2018, all respectively.		1,038		1,038
Additional paid-in capital		15,139,309		13,241,211
Capital contribution receivable		-		-
Subscription receivable		332,785		(8,283)
Accumulated deficit		(22,617,702)		(16,963,729)

Total Stockholders' Deficit		(7,142,499)	(3,726,177)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	1,282,057	$ 2,244,929

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019 and 2018

		2019		2018
Net revenues	$	3,034,216	$	3,777,493
Costs of net revenues		1,626,505		1,656,332
Gross Profit		1,407,711		2,121,161
Operating Expenses:				
General and administrative		4,584,010		3,121,355
Sales and marketing		869,285		2,042,360
Distribution		801,885		976,517
Total Operating Expenses		6,255,180		6,140,232
Loss from operations		(4,847,469)		(4,019,071)
Other Income (Expense):				
Interest expense		(772,592)		(705,662)
Other non-operating income		(33,912)		-
Total Other Income (Expense)		(806,504)		(705,662)
Provision for income taxes				800
Net Loss	$	(5,653,973)	$	(4,725,533)
Weighted-average vested common shares outstanding				
-Basic and Diluted				
Net loss per common share				
-Basic and Diluted	$		$	

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2019 and 2018

	Series Seed Preferred Stock		Series A Preferred Stock		Series A-2 Preferred		Series A-3 Preferred Stock		Series CF		Common Stock		Additional Paid-in Capital	Capital Contribution Receivable	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
December 31, 2017	20,714,518	2,071	5,650,903	565	2,584,766	258	-	-	-	-	10,377,615	1,038	9,696,864	(2,154)	-	(12,238,196)	(2,539,554)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	217,009	-	-	-	217,009
Series CF preferred stock issued for cash	-	-	-	-	-	-	-	-	124,204	12	-	-	64,574	-	-	-	64,586
Series A-2 preferred stock issued for cash	-	-	-	-	3,347,976	335	-	-	-	-	-	-	1,673,653	-	-	-	1,673,988
Series A-3 preferred stock issued for cash	-	-	-	-	-	-	3,447,608	345	-	-	-	-	1,826,887	-	-	-	1,827,232
Subscription receivable from Series CF	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,283)	-	(8,283)
Write off of contribution receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	2,154	-	-	2,154
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(385,719)	-	-	-	(385,719)
Warrants issued with venture debt	-	-	-	-	-	-	-	-	-	-	-	-	147,943	-	-	-	147,943
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,725,533)	(4,725,533)
December 31, 2018	20,714,518	$ 2,071	5,650,903	$ 565	5,932,742	$ 593	3,447,608	$ 345	124,204	$ 12	10,377,615	$ 1,038	$ 13,241,211	$ -	$ (8,283)	$ (16,963,729)	$ (3,726,177)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	177,975	-	-	-	177,975
Series CF preferred stock issued for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Series A-2 preferred stock issued for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Series A-3 preferred stock issued for cash	-	-	-	-	-	-	4,775,428	478	-	-	-	-	2,530,499	-	-	-	2,530,977
Subscription receivable from Series CF	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Write off of contribution receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(521,229)	-	-	-	(521,229)
Warrants issued with venture debt	-	-	-	-	-	-	-	-	-	-	-	-	49,928	-	-	-	49,928
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,653,973)	(5,653,973)
December 31, 2018	20,714,518	$ 2,071	5,650,903	$ 565	5,932,742	$ 593	8,223,036	$ 823	124,204	$ 12	10,377,615	$ 1,038	$ 15,478,384	$ -	$ (8,283)	$ (22,617,702)	$ (7,142,499)

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (5,653,973)	$(4,725,533)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		-
Depreciation and amortization	48,885	26,346
Fair value of warrants issued for services	-	-
Offering costs expensed	101,762	-
Write-off of capital contribution receivable	-	2,154
Amortization of loan discount	115,691	78,833
Amortization of loan fees	34,257	92,361
Stock-based compensation	177,975	217,009
Changes in operating assets and liabilities:	-	-
Accounts receivable	-	-
Inventory	146,673	(216,655)
Other current assets	114,898	(81,746)
Accounts payable	971,916	122,594
Related party payables	-	-
Reserve for returns	-	-
Accrued liabilities	77,525	90,029
Deferred revenue	(259,728)	225,905
	-	-
Other liabilities	-	-
Sales tax liability	-	-
Employee backpay - related party	68,859	-
Accrued interest	106,313	-
Net cash provided by (used in) operating activities	(3,948,947)	(4,168,703)
	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
Purchase of property and equipment	(7,848)	(111,204)
Purchase of software and website costs	-	-
Proceeds from repayment of related party receivalbe	-	171,900
Deposits and other	14,490	(22,805)
Net cash provided by (used in) investing activities	6,642	37,891
	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds (repayment) - related party advances	81,016	199,312
Proceeds from related party notes	-	-
Repayments on related party notes	-	-
Proceeds from venture debt, net of fees	508,249	1,092,500
Repayments on short-term loan payable	-	-
Repayments on promissory note payable	-	-
Proceeds (repayments) on business loan	-	-
Issuance of convertible notes payable	799,280	-
Proceeds from sale of Series A preferred stock	-	-
Proceeds from sale of Series A-2 preferred stock	-	1,673,988
Proceeds from sale of Series A-3 preferred stock	2,530,977	1,827,232
Proceeds from sale of Series CF preferred stock	-	64,586
Subscription receivable from Series A-3 preferred stock	341,068	(8,283)
Offering costs	(524,028)	(480,942)
Proceeds from sale of common stock	-	-
Net cash provided by (used in) financing activities	3,736,562	4,368,393
	-	-
Increase (decrease) in cash and cash equivalents	(205,743)	237,581
Cash and cash equivalents, beginning of year	584,481	346,900
Cash and cash equivalents, end of year	$ 378,738	$ 584,481

See accompanying notes to financial statements

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the "Company"), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the names DSTLD and Digital Brands Group. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $5,653,973 and $4,725,533 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. The Company has historically lacked liquidity to satisfy obligations as they come due and as of December 31, 2019, the Company had a working capital deficit of $x,xxx,xxx. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified, as a result of change in accounting policy on the classification of shipping and handling, merchant fees, and packaging materials and supplies, from cost of net revenues to sales and marketing, see Note 3 - accounting policy in Cost of Sales and Shipping and Handling. The Company adopts this change in accounting policy to be consistent with comparable companies in its industry. The change in accounting policy has been applied retrospectively. Further, some of prior year amounts were reclassified to conform on the current year presentation.

The effects of the change in accounting policy and reclassification on the financial statements are as follows:

	2017			
	As previously presented	**Change in accounting policy**	**Reclassification**	**As reclassified**
		Increase (Decrease)	**Increase (Decrease)**	
Statements of operation				
Cost of net revenues	2,259,531	(675,198)	-	1,584,333
Sales and marketing	1,718,106	675,198	(1,493,308)	1,603,678
Compensation and benefits	1,324,415	-	(1,324,415)	-
Distribution	-	-	976,517	976,517
General and administrative	1,280,149	-	1,841,206	3,121,355

These reclassifications had no effect on the reported net loss, balance sheets and statements of cash flows.

For the years ended December 31, 2019 and 2018, shipping and handling, merchant fees, and packaging materials and supplies amounted to $356,777 and $469,139, $191,139 and $174,835, $4,396 and $21,416, all respectively.

Various balance sheet accounts have been reclassified from prior year presentation to condense the statements.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company's cash balance of certain accounts exceeded the FDIC insured limits by $0 and $334,481 as of December 31, 2019 and 2018, respectively.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2019 and 2018 consist entirely of finished good products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2019 and 2018 consist of software with three (3) year lives, property and equipment with 3-10 year lives, and leasehold improvements which are depreciated over the shorter of the lease life or expected life.

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $48,885 and $26,346 for the years ended December 31, 2019 and 2018, respectively. Capital assets as of December 31, 2019 and 2018 are as follows:

	2019	2018
Computer equipment	$ 57,004	$ 52,936
Furniture and fixtures	70,108	66,328
Leasehold improvements	40,351	40,351
	167,463	159,615
Accumulated depreciation	(97,703)	(50,235)
Property and equipment, net	$ 69,760	$ 109,380
Software	$ 56,450	$ 56,450
Accumulated amortization	(53,617)	(52,200)
Software, net	$ 2,833	$ 4,250

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accrued Expenses and Other Liabilities

The Company accrued expenses and other liabilities line in the balance sheets is comprised of the following as of December 31, 2019 and 2018:

	2019		2018	
Accrued expenses	$	484,194	$	185,337
Reserve for returns		100,000		188,532
Other liabilities		30,729		109,527
Sales tax liability		156,707		35,537
	$	771,630	$	518,933

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. The Company estimates returns based on its historic results and return policy in place at the sale date and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers. The reserve for returns totaled approximately $209,000 and $152,000 as of December 31, 2019 and 2018, respectively, and is included in reserves for returns in the accompanying balance sheets.

Cost of Sales

Cost of sales consists primarily of inventory sold and related freight-in. The Company adopts a change in accounting policy to exclude merchant fees, outbound shipping and handling and packaging materials and supplies from cost of sales, see Note 3 - Reclassifications.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of sales and marketing. The Company adopts a change in accounting policy to exclude the shipping and handling from cost of net revenues, see Note 3 – Reclassifications. Total shipping and handling billed to customers as a component of net revenues was approximately $39,000 and $57,000 for the years ended December 31, 2019 and 2018, respectively. Total shipping and handling costs included in sales and marketing was approximately $357,000 and $469,000 for the years ended December 31, 2019 and 2018, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to approximately $579,000 and $1,372,000, respectively, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

	2019	2018
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,650,903	5,650,903
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	5,932,742
Series CF Preferred Stock (convertible to common stock)	124,204	124,204
Series A-3 Preferred Stock (convertible to common stock)	8,223,036	3,447,608
Common stock warrants	5,280,718	4,197,745
Preferred stock warrants	547,140	547,140
Exercisable stock options	15,110,339	13,278,843
Total potentially dilutive shares	61,583,600	53,893,703

Concentrations

Two vendors as of December 31, 2019 made up 21% and 17% of accounts payable. All of these concentrations relate to vendors that provided inventory during 2019 and 2018 (see below). There were no vendors representing over 10% of accounts payable as of December 31, 2018.

The Company utilized two vendors that made up 29% and 26% of all inventory purchases, respectively during the year ended December 31, 2019 and two vendors that made up 29% and 26% of all inventory purchases, respectively during the year ended December 31, 2018. The loss of one of these vendors, may have a negative short-term impact on the Company's operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4: LONG-TERM DEBT

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans required a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company could borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan was to be paid down daily with proceeds from the sale of inventory. The loan was revolving, and therefore the Company could continue to draw on the note up to 50% of eligible inventory as the loan was being paid down. The maximum credit limit for this loan was $1,000,000. This loan bore interest at prime plus 11.50% per annum, with a minimum rate of 15% (15.5% at December 31, 2016) payable monthly. The loan had a one-year term. The balance outstanding on this note as of December 31, 2016, inclusive of accrued interest, was $455,152. The proceeds of this loan were used for operations. The loan was repaid in its entirety in conjunction with the 2017 venture debt discussed in the following section of this note in April 2017.

Total interest and fees recognized on these business loans for the years ended December 31, 2019 and 2018 was $0 and $0, respectively.

Venture Debt

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. In 2018, the maturity date was extended one year, to March 2021. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000.

Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company's common stock pledged by officers of the Company. As of December 31, 2019 and 2018, the loan balance is $4,542,505 and $4,000,000, resulting from cash disbursed to the Company of $542,505 and $3,069,598, loan fees of $27,127 and $235,000 charged to the loan balance, and cash disbursed to repay other debts of the Company of $0 and $0 (inclusive of $118,402 repaid to a related party note payable (board member)), all respectively. An additional $20,843 in loan fees were also paid, which were included as part of the discount to the loan as further discussed below. The Company failed to comply with certain debt covenants during the years ended December 31, 2019 and 2018. Accordingly, as of December 31, 2019 and 2018, the venture debt is shown as a current liability.

Total loan fees of $27,127 and $255,843 as of December 31, 2019 and 2018, respectively, were incurred in conjunction with this loan, and such were recorded as a discount to the loan and are amortized under the effective interest method to interest expense over the life of the loan. For the years ended December 31, 2019 and 2018, $147,402 and $92,361 of these loan fees were amortized to interest expense, leaving unamortized balances of $159,955 and $225,720 as of December 31, 2019 and 2018, all respectively.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 8, these warrants were valued at $56,970 and recorded as a discount to the note payable balance, and are being amortized under the effective interest method over the life of the loan. For the year ended December 31, 2019 and 2018, $18,938 and $18,938 was amortized to interest expense, respectively, leaving an unamortized balance of $22,632 and $22,632 as of December 31, 2019 and 2018, respectively. During 2019 and 2018, the Company issued 1,082,973 and 1,248,347 common stock warrants, respectively, to the lender with an exercise price of $0.16 per share and a ten year contractual life. As discussed in Note 8, the warrants issued in 2019 and 2018 were valued at $121,788 and $147,943, respectively, and recorded as a discount to the note payable balance and being amortized under the effective interest method over the life of the loan. For the year ended December 31, 2019, $59,895 was amortized to interest expense, leaving an unamortized balance of $88,048 as of December 31, 2019.

As of December 31, 2019, total unamortized interest expense amounted to $225,720, which is expected to be amortized in 2020 by $37,615.

Interest expense and effective interest rate on this loan for the year ended December 31, 2019 and 2018 was $526,251 and $526,251, and 18.60% and 18.60%, all respectively.

NOTE 5: STOCKHOLDERS' DEFICIT

Convertible Preferred Stock

In July 2017, the Certificate of Incorporation was amended to increase the authorized preferred stock to 56,000,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock, 14,481,413 shares of preferred stock as Series A Preferred Stock, and 20,000,000 shares of Series A-2 Preferred Stock, with 804,069 shares of preferred stock undesignated.

In June 2018, the Company amended and restated its articles of incorporation, setting its authorized common stock at 100,000,000 shares and increasing the authorized preferred stock to 58,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, and 2,000,000 shares of Series CF Preferred Stock, and with 804,069 shares of preferred stock undesignated.

In September 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock to 110,000,000 shares and increasing the authorized preferred stock to 77,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, and with 936,144 shares of preferred stock undesignated. The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, and Series A-3 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company's common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, and $0.53 per share for Series A-3 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock, and Series A-3 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

As of December 31, 2019 and 2018, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,650,903 and 5,650,903 shares of Series A Preferred Stock were issued and outstanding, 5,932,742 and 2,584,766 shares of Series A-2 Preferred Stock were issued and outstanding, 124,204 and 0 shares of Series CF Preferred Stock were issued and outstanding, and 8,223,036 and 3,447,608 shares of Series A-3 Preferred Stock were issued and outstanding, all respectively.

Based on circumstances in place as of December 31, 2019 and 2018, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.00 multiple and the liquidation preference on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, all respectively. The total liquidation preferences as of December 31, 2019 and 2018 amounted to $13,163,543.

In 2018, the Company issued 124,204 shares of Series CF Preferred Stock at price of $0.52, providing gross proceeds of $64,586 and 3,447,608 shares of Series A-3 Preferred Stock at price per share of $0.53, providing gross proceeds of $1,827,232.

In 2019, the Company sold 4,775,428 shares of Series A-3 Preferred Stock at a price of $0.53 per share, providing gross proceeds of $2,530,977.

Common Stock

The Company had 110,000,000 shares of common stock authorized with a par value of $0.0001 as of December 31, 2019 and 2018. As of December 31, 2019 and 2018, 10,377,615 shares of common stock were issued and outstanding. There were no shares of common stock issued during 2019 or 2018.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

NOTE 6: RELATED PARTY TRANSACTIONS

Employee Backpay and Loans Receivable

Two officers of the Company deferred their salary during portions of 2014-2016. The Company commenced repaying these obligations during 2017; however, no additional payments were made during 2019 or 2018. The balance of employee backpay as of December 31, 2019 and 2018 was approximately $194,500 and $430,500, respectively.

The Company has loaned funds to these same two officers of the Company throughout the life of the business, which net of repayments amounted to $0 and $234,500 as of December 31, 2019 and 2018. These loans are payable on demand and do not bear interest.

Due to the right of offset of these loans receivable and backpay for the officers in question, the net payable of $194,568 and $196,068 as of December 31, 2019 and 2018, respectively are presented within due to related parties advances. These balances are presented net pursuant to an agreement with these officers to net the loans receivable against backpay owed in order to settle both the loans receivable and backpay if the loans are not repaid. The Company has accrued estimated employer taxes on backpay.

Payment Processor:

The Company's backend payment processor's majority shareholder is a director of the Company. Total expenses for the years ended December 31, 2019 and 2018 were $121,223 and $121,223, respectively, and included in costs of net revenues in the accompanying statements of operations.

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $6,047,117 and $4,326,617, respectively. The following table presents the deferred tax assets and liabilities by source:

	2019	2018
Deferred Tax Assets:		
Net operating loss carryforwards	$ 6,060,102	$4,357,985
Stock-based compensation	36,829	36,829
Deferred Tax Liabilities:		
Depreciation timing differences	(5,103)	(5,103)
Unamortized debt issuance costs	(44,711)	(63,093)
Valuation Allowance	-)	-
Net Deferred Tax Asset	6,047,117	4,326,617

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $6,047,117 and $4,357,170 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $69,300 and $69,300 during the years ended December 31, 2019 and 2018, respectively. Accordingly, an $800 provision for income taxes has been recognized for each of the years ended December 31, 2019 and 2018. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0% and 28.0%, respectively. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $21,680,389 and $15,590,959, which may be carried forward and will expire between 2034 and 2039 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company's net deferred tax assets by $2,566,397 at December 31, 2019. However, this change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2019 and has a full valuation allowance against its net deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2015-2019 tax years remain open to examination.

NOTE 8: SHARE-BASED PAYMENTS

Warrants

For the January 2018 warrants, the Company determined the fair value of these warrants to be $0.118 per share under the Black-Scholes method, with the following inputs, providing a total value of $72,048 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

	2018
Risk Free Interest Rate	2.02%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.00

The Company determined the fair value of these April 2018 warrants to be $0.119 per share under the Black-Scholes method, with the following inputs, providing a total value of $75,895 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

	2018
Risk Free Interest Rate	2.43%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.00

For valuing the warrants noted above, the Company uses the same assumptions used for valuing employee options as noted below in the Stock Plan section, with the exception of the useful life which is either the contractual life or for the Venture Debt the estimated life which is based on the occurrence of an acquisition or IPO.

On March 12, 2019, the Company issued an additional 1,082,973 common stock warrants to the Venture Debt lender (see Note 4). The Company determined the fair value of these warrants to be $0.112 per share under the Black-Scholes method, with the following inputs, providing a total value of $121,788 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

	2019
Risk Free Interest Rate	2.61%
Expected Dividend Yield	0.00%
Expected Volatility	30.00%
Expected Life (years)	10

A summary of information related to common stock warrants for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Common Stock Warrants	**Weighted Average Exercise Price**	**Common Stock Warrants**	**Weighted Average Exercise Price**
Outstanding - beginning of year	4,197,745	$ 0.16	2,949,398	$ 0.16
Granted	1,082,973	0.16	1,248,347	0.16
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	5,280,718	$ 0.16	4,197,745	$ 0.16
Exercisable at end of year	5,280,718	$ 0.16	4,197,745	$ 0.16

Preferred Stock Warrants

In 2018, in conjunction with the closing of its Series A-2 Preferred Stock offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 296,637 fully vested warrants to purchase its Series A-2 Preferred Stock at an exercise price of $0.50 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $62,590 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2018.

	2018	
Risk Free Interest Rate	2.63	%%
Expected Dividend Yield	0.00	%%
Expected Volatility	32.00	%%
Expected Life (years)	3.50	

A summary of information related to preferred stock warrants for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Preferred Stock Warrants	**Weighted Average Exercise Price**	**Common Stock Warrants**	**Weighted Average Exercise Price**
Outstanding - beginning of year	547,140	$ 0.47	175,503	$ 0.48
Granted	-		371,637	0.46
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	547,140	$ 0.47	547,140	$ 0.47
Exercisable at end of year	547,140		547,140	

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 shares as of December 31, 2019. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 623,639 as of December 31, 2019.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

| | December 31, 2019 | | December 31, 2018 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	17,751,416 $	0.15	13,381,416 $	0.13
Granted	2,400,000	0.21	4,920,000 $	0.21
Exercised	-		-	
Forfeited	-		(550,000) $	0.11
Outstanding - end of year	20,151,416 $	0.16	17,751,416 $	0.15
Exercisable at end of year	15,110,339 $	0.14	13,278,843 $	0.13
Weighted average grant date fair value of options granted during year	$ 0.075		$ 0.115	
Weighted average duration (years) to expiration of outstanding options at year-end	6.81		7.53	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk free interest rate	1.59% - 2.55%	2.83%
Expected dividend yield	0%	0%
Expected volatiliy	30%	55%
Expected life (years)	7	5.50 - 6.25

The total grant-date fair value of the options granted during the year ended December 31, 2019 and 2018 was $180,568 and $565,120, respectively. Stock-based compensation expense of $182,290 and $217,009 was recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively, and was recorded to compensation and benefits in the statements of operations. These costs are included in general and administrative in the accompanying statements of operations. Total unrecognized compensation cost related to non-vested stock option awards as of December 31, 2019 amounted to $439,874 and will be recognized over a weighted average period of 2.65 years.

NOTE 9: LEASE OBLIGATIONS

The Company entered into three short-term lease agreements for building space during 2018, two of which, with total base rent of $40,000 per month, terminated on the same year. The total base rent from the one remaining lease agreement is 10% of gross sales.

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. Future payment obligations under this lease agreement are $174,000 for the year ended December 31, 2020.

Total rent expense for the years ended December 31, 2019 and 2018 was $210,352 and $310,493, respectively.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through October 30, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

Exhibit 2.1   Amended and Restated Certificate of Incorporation (1)

Exhibit 2.2   Bylaws (2)

Exhibit 3.1   Amended and Restated Investors' Rights Agreement (3)

Exhibit 3.2   Amended and Restated Right of First Refusal and Co-Sale Agreement (4)

Exhibit 3.3   Amended and Restated Voting Agreement (5)

Exhibit 6.1   Payment Processing Agreement with Banctek Solutions (6)

Exhibit 6.2   Employment Agreement with Mark Lynn (7)

Exhibit 6.3   Employment Agreement with Corey Epstein (8)

Exhibit 6.4   Updated Employment Agreement with Corey Epstein (9)

Exhibit 6.5   Employment Agreement with Kevin Morris (10)

Exhibit 6.6   Employment Agreement with Conrad Steenberg (11)

Exhibit 6.7   Promissory Note of Mark Lynn (12)

Exhibit 6.8   Promissory Note of Corey Epstein (13)

Exhibit 6.9   Lease Agreement with Beverly Blvd Associates, L.P. (14)

Exhibit 6.10   Promissory Note of Mark Lynn (15)

Exhibit 6.11   Stockholder approval of waiver of Right of First Offer by Mark Lynn and Corey Epstein (16)

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By   /s/ John "Hil' Davis
_____

       Hil Davis, Chief Executive Officer of
       Denim.LA, Inc.

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ John "Hil' Davis
_____
Hil Davis, Chief Executive Officer, Principal Financial Officer,
Principal Accounting Officer
Date: April 30, 2019

/s/ Mark Lynn
_____
Mark Lynn, Chairman
Date: April 30, 2019

/s/ Trevor Pettennude
_____
Trevor Pettennude, Director
Date: April 30, 2019